NSAR ITEM 77C



Van Kampen American Capital Small Capitalization Fund





(a)     A Special Meeting of Shareholders was held on October 25,
        1996.



(b)     The election of Trustees of Van Kampen American Capital
        Small Capitalization Fund (the "Fund") included:



        None



(c)     The following were voted on at the meeting:



        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.



                      For:   All         Against:    None



        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.



                      For:   All          Against:   None


        3b) Approval of the selection of Price Waterhouse LLP as independent accountants for the Fund.


                      For:   All          Against:   None


d)      Inapplicable